THIS AGREEMENT made the 1st day of May, 2007.

BETWEEN:

PLAY LA Inc., with registered offices at

Nerine Chambers
PO Box 905,
Quastisky Building, 3rd Floor
Road Town, Tortola

B.V.I.

(hereinafter referred to as the "Purchaser")

OF THE FIRST PART

AND: Glen Etive Capital Limited, with registered offices at Avant-Garde Business Consultants LLP, Admirals Offices, Main Gate Road, The Historic Dockyard, Chatham, ME4 4TZ, England

(hereinafter referred to as the "Vendor")

OF THE SECOND PART

WHEREAS:

A. The Vendor carries on a web business, utilizing web addresses known as Bettingchoice.com, Bettingchoice.co.uk, and Guidetopoker.com (the Websites, or Sites), (the Business) and

B. The Vendor has agreed to sell and the Purchaser has agreed to buy the assets related to the Business of the Vendor.

1. **DEFINITIONS**

1.1 In this Agreement, the following terms shall have the meanings set out hereafter, unless the context otherwise requires:

(a) **"Assets"** means all assets owned by the Vendor and used in the course of its business, including but not limited to those enumerated in Section 2 as well as all customer lists and records, all transferrable agreements, contracts, licenses, patents and trade marks related to the business including without limiting the generality of the foregoing URL's: bettingchoice.co.uk, guidetopoker.com, bettingchoice.com; all associated source codes, manuals, and passwords, software copies and licences currently

utilised in the operation of the sites; all existing content and the content management system for all sites in a form that allows multi-language inputs; the traffic measurement system(and all historical reports) that reports in a manner that is useful to foreign language editors in four languages; mailing lists of all users and subscribers and all available user records of all kinds, full contact information for all current writers to the site and introductions to them, all revenue streams, strategic partnerships, and accounts receivable accruing from the date of closing, plus all cash received by the Vendor that accrues to the post-closing period; all prepaid expenses related to the operation of the sites; and all equipment or leasehold interest therein, now utilized in the operation of the sites.

(b) **"Basic Purchase Price"** means the sum of 250,000.00 pounds Sterling.

(c) **"Closing"** means the completion of the transaction of purchase and sale of the Assets herein provided for.

(d) **"Closing Time"** means the time and date, determined pursuant to Section 15, on which Closing takes place.

(e) **"Equipment Lease Agreements"** means any Lease Agreement relating to a chattel used in the operation of the business by the Vendor.

(f) **"Hosting Lease Agreements "** means any Lease Agreement relating to the hosting of the web sites on a managed server

(g) **(g)Trade Name"** means the trade name "bettingchoice.com, bettingchoice.co.uk, and guidetopoker.com." or any variation thereof and all of the Vendor's interest in all goodwill associated with such name, including all telephone exchange numbers and exclusive right of the Purchaser to represent itself as carrying on such business in continuation of and in succession to the Vendor.

2. PURCHASE OF ASSETS

The Vendor agrees to sell and assign and the Purchaser agrees to buy the Assets as and from the close of business on the Closing Time for an aggregate purchase price equal to the Basic Purchase Price, as the same is required to be adjusted under this Agreement and allocated as follows: To bettingchoice.co.uk: 70% of Purchase Price, to guidetopoker.com: 30% of Purchase Price.

3. **LIABILITIES ASSUMED BY THE PURCHASER**

3.1 The Purchaser will not, in consequence of or incidental to the transactions herein provided for, assume any liabilities or contractual commitments of the Vendor except as otherwise specifically provided herein. Parties agree that Purchaser will lease from the Vendor on a month-to-month basis, at 200 pounds Sterling per month, use of the servers upon which the domains now reside.

3.2 The Purchaser will not assume any liabilities related to any Equipment Lease Agreements, and the Vendor indemnifies the Purchaser for any and all liabilities that may arise therefrom subsequent to the Closing Time

PAYMENT OF PURCHASE PRICE

4. At closing the Purchaser shall pay to Oreck Karby a sum equal to the amount shown as being the Total under Section 1.1(b) hereof 1 paid to Oreck Karby, plus 6,500.00 pounds Sterling in consideration of the Vendor performing initial programming work which allows bettingchoice.co.uk and guidetopoker.com to be translated into Spanish, German, Italian and Swedish, and of the Vendor pre-paying content writers for one month of articles.

4.1 At Closing, seventy per cent of the monies held in trust by Oreck Karby plus 6,500.00 pounds sterling, the total being 181,500.00 pounds Sterling, shall be paid to the Vendor **via his escrow agent Ecovis Grieger Mallison Luedemann & Partner,** and the Purchaser hereby irrevocably directs Oreck Karby to make payment of such funds to the Vendor on their behalf.

4.2 Within thirty days of July 31, 2007, October 31, 2007, and January 31, 2008, Oreck Karby shall pay to the Vendor, a further 25,000.00 pounds sterling.

4.3 If the Closing fails to take place due to the non-fulfillment of any of the conditions specified in 13.1(a) to 13.1(d) inclusive, Oreck Karby shall forthwith upon termination of this Agreement refund to the Purchaser the full amount deposited with that firm under Section 4, together with all interest earned thereon.

5. **REPRESENTATIONS OF VENDOR AND COVENANTOR**

The Vendor represents and warrants to the Purchaser as warranties that are to continue and to survive the Closing, the accuracy and fulfillment of which are conditions of the obligation of the Purchaser to undertake the purchase, severally waivable unilaterally by the Purchaser at its election, that:

(a) The Vendor has and will at all material times have the power, authority and capacity to enter into this Agreement and to carry out the transactions contemplated hereby.

(b) The completion of the transactions contemplated hereby will not constitute a breach by the Vendor of any statute or of any contract,

agreement or Court order to which it is a party by which it is bound, and will not result in the creation of any lien, encumbrance or other charge on any of the Assets or permit any other person to terminate any agreement for the sale to or purchase from the Vendor of any of the Assets.

(c) The Vendor will at the Closing Time have good and marketable title to the Assets, free and clear of all liens, mortgages, encumbrances, equities, impediments to title or claims of every kind and nature whatsoever; Section 2 contains a complete list of all material Assets. Provided that the Assets do not include the server on which the domains are presently hosted.

(d) No certification of any bargaining agent is outstanding or so far as the Vendor is aware applied for with respect to any employee of the business of the Vendor and the Vendor is not now and at the Closing Time will not be a party to any collective bargaining agreement or other agreement with a trade union by which the Purchaser will be bound by virtue of the Purchase of the Assets and the assumption by the Purchaser of the Vendor's business.

(e) The Vendor has not nor will it have at the Closing Time any indebtedness to any person, firm or corporation or government body or agency which might by operation of law or otherwise now or hereafter constitute a lien, charge or encumbrance on any of the Assets.

(f) The Vendor will have prior to the Closing Time have terminated all its employees and will have paid such employees all holiday and severance allowances payable to such employees and will provide evidence of such severance and payment to the Purchaser.

(g) The Vendor at the Closing Time will not be party to or threatened with any litigation or other proceeding involving the right to title or possession of any of the Assets and no claim has been made or threatened against the Vendor regarding its right to use or sell any of the Assets.

(h) The Vendor shall deliver to the Purchaser all rights and copyrights to all intellectual property and content and all indexed pages now contained in, archived in, or attached to the web sites.

6. Books and Records

Vendor warrants that factual information provided to the Purchaser in all email correspondence from February 7, 2007 to the date of closing is materially correct, and that the financial information on entitled "Bettingchoice and Guidetopoker (sent to Spotted Dog on 20th Feb).xls" is correct within 1% of actual revenues and expenses(the Financial Statements). For greater clarity, these emails are attached as Schedule 3.

7. Material Change

Since December 31, 2006, there has not been any material change in the financial condition of the Vendor's business, its liabilities or the assets, other than changes in the ordinary course of business, none of which has been materially adverse, nor has there been any material increase in compensation payable or to become payable to any supplier or independent contractor with whom the Vendor is or has been engaged.

8. Litigation

There is no litigation or administrative or governmental proceeding or inquiry pending, or to the knowledge of the Vendor, threatened against or relating to the Vendor's business or any of the assets, nor does the Vendor know of any reasonable basis for any such action, proceeding or inquiry.

9. Conformity with Laws

All governmental licences and permits required for the conduct in the ordinary course of the operations of the Vendor's business and the uses to which the Assets have been put, have been obtained and are in good standing and such conduct and uses are not in breach of any order, decree, statute, by-law, regulation, covenant, restriction, plan or permit.

10. Material Contracts

There are no material contracts in place which involve an obligation to pay in the aggregate more than five hundred pounds Sterling monthly or of a duration greater than one year, except as specifically noted herein.

11. Personal Services Agreement

Vendor agrees to perform services to the Purchaser for nine months from the Closing Date, comprising the equivalent duties and responsibilities to the ones that he has carried on in 2006, in the English language only, without interruption, in addition to: participation in the transfer of the sites to the purchaser, and then use his best efforts to aid the Purchaser with the recruitment and training of new site editors, and the technical development, translations, launch, and SEO development of the eight new sites. Compensation paid to the Vendor for performing the above services shall be equal to 33% of EBITDA earned by these eight sites within 9 months from closing that is generated by the eight future foreign language sites, paid within 30 days of each three quarter-ends as noted in Section 4.2above. Failure by the Vendor to provide his best efforts will cause the Purchaser to outsource these services, and the Personal Services Agreement shall become null and void and no monies shall be due and payable with respect to the foreign language sites.

12 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendor as warranties that are to continue and to survive the Closing of this transaction, the accuracy and fulfillment of which are conditions of the obligations of the Vendor to undertake the sale, severally waivable unilaterally by the Vendor at its election that:

(a) The Purchaser is and at all material times will be a Corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands and has, and at the Closing Time will have, the power, authority and capacity to enter into this Agreement and to carry out the transactions contemplated hereby, all of which have been duly and validly authorized by all necessary corporate proceedings.

(b) The completion of the transactions contemplated hereby will not constitute a breach by the Purchaser of any statute, bylaw or regulation of its Memorandum or Articles.

13. CONDITIONS TO COMPLETION

13.1The obligation of the Purchaser to complete the transactions hereby contemplated at the Closing is subject to the fulfillment at or prior to the Closing Time of each of the following conditions:

(a)The representation and warranties of the Vendor contained herein and in the Schedules hereto and in any certificate, list or other instrument delivered pursuant to the provisions hereof or otherwise in connection with the transactions contemplated hereby, shall be true at and as of the Closing Time with the same effect as if those such representation and warranties had been made at and as of the Closing Time, and the Vendor shall have performed and complied with all their obligations under this Agreement which are to be performed or complied with by them prior to or at the Closing Time, as the case may be; and the Purchaser shall have received a certificate or certificates of the Vendor dated the Closing Time, confirming fulfilment of the conditions specified in this Section.

(b)The Vendor shall have irrevocably assigned to the Purchaser each of the three domain names with the ICANN registry prior to closing.

©The Vendor shall notify each advertiser on the websites that all further monies earned by the Vendor's business that accrue to the period subsequent to May 1, 2007, shall be directed to the Purchaser.

(d)The Purchaser shall be satisfied with the results of his investigations described in Section 14.3 below, and should the Purchaser not be satisfied with the quantity or substance of information or access provided, he shall not remove this subject to closing, and shall have the right to delay the Closing Date for a period of up to 60 days. All of the right, title and interest of the Vendor in the Trade Name and any related variant or the use thereof shall be assigned to the Purchaser by the Closing and the Vendor will not, after the date hereof, sell, transfer, assign, license or countenance the use of the Trade Name by any other party except for the assignment of all of the rights, title and interest of the Vendor in the Trade Name to the Purchaser at the completion of the transactions contemplated herein.

13.2 The conditions specified in Section 12.1 are for the exclusive benefit of the Purchaser and may be waived in whole or in part by the Purchaser at any time.

14. CONDUCT OF BUSINESS PRIOR TO CLOSING

14.1 Until the Closing Time, the Vendor will cause his respective businesses to be carried on diligently and substantially in the same manner as at the date of the Financial Statements, and with respect to such businesses the Vendor will not make or institute any unusual or novel methods of purchase, sale, lease, management or operation other than those required or contemplated by this Agreement, nor adjust salaries payable to its employees without the prior written consent of the Purchaser.

14.2 The Vendor will maintain in force, under policies of insurance which shall not expire before closing, all casualty, damage and liability insurance in effect prior to closing.

14.3 From the date hereof until Closing, the Vendor shall permit the Purchaser, its auditors, counsel and other representatives to have free access to the premises, properties, corporate and financial records related to the businesses of the Vendor and to the working papers of the Vendor in the preparation of their financial statements, and shall be furnished with such information and assistance from the officers, employees, and auditors or accountants of the Vendor in connection with its and their investigations as the Purchaser or its representative counsel, auditors and other representatives shall reasonably request. Further, Purchaser shall be granted administrative access to reports, administrative tools, control panels, etc, under supervision by the Vendor, at all reasonable times for reasonable periods, in connection with Purchaser's investigations regarding the Assets.

15 CLOSING

15.1 Subject to fulfillment or waiver of the conditions herein, the Closing of the sale and purchase of the Assets hereunder shall take place at eleven o'clock a.m.. on May 2nd, 2007.

15.2 If by the close of business on May 2nd, 2007 the conditions specified herein have not been fulfilled, the Closing of the sale and purchase of the Assets hereunder shall take place at eleven o'clock a.m. on the third business subsequent to the day on which that condition is fulfilled.

15.3 Notwithstanding Section 15.2, if the transaction contemplated hereby has not been completed by May 2nd, 2007 due to non-fulfillment of the conditions specified in Section 13, the Purchaser may at any time thereafter terminate this Agreement and recover the full amount of its deposit made under Section 4, with all interest earned thereon.

15.4 Payments under Hosting Lease Agreements and other matters customarily the subject of adjustment will be adjusted as at the Closing Time on a per diem basis.

15.5 The Closing of the transaction contemplated hereby will take place at the offices of Oreck Karby, 678 - 1333 West Broadway, Vancouver, British Columbia.

15.6 All payments to be made hereunder at closing shall be effected by wire transfer.

15.7 The Vendor may in writing direct the Purchaser at Closing to pay all or a part of the amount then payable hereunder to holders of liens, charges and encumbrances on assets to obtain the discharge of the liens, charges and encumbrances and the Purchaser will, subject to fulfillment or waiver of all conditions to Closing, make such payments but only against receipt of discharges of the liens, charges or encumbrances in form acceptable to it.

15.8 At Closing the Vendor shall execute and deliver to the Purchaser all deeds, bills of sale, transfers and assignments in form and substance acceptable to the Purchaser as the Purchaser may reasonably require and as are necessary effectively to vest good and marketable title to the Assets in the Purchaser, free and clear of all liens, charges, mortgages, encumbrances, rights or liabilities or every nature and kind whatsoever, except as provided in this Agreement; and will deliver all such other documents as may be required to be delivered to the Purchaser, and the Purchaser will make payment to the Vendor as herein provided, and will furnish such other material as may be required to be furnished by it at that time.

16 EMPLOYMENT

16.1 The Vendor and the Purchaser shall cooperate to effect an orderly termination of employment of the employees of the Vendor. In this connection, the Vendor will give or cause to be given notice of termination of employment effective at the close of business on the date of the Closing Time to all employees.

16.2 The Purchaser shall not be responsible for any termination allowance or other benefit payable to any employee of the Vendor.

17 INDEMNITIES

17 Vendor will indemnify the Purchaser against and save it harmless in respect of each of the following:

(a)any loss or damage to the Purchaser or any damage to or diminution in the value of the Assets whose value is more than twenty five hundred(2500) pounds Sterling, which would not have occurred: (a) if all of the representations and warranties of the Vendor set forth herein or in any Schedule, certificate, list or other instrument delivered by or on behalf of the Vendor in connection herewith, whether made as of the date hereof or as of the Closing Time or otherwise, had been accurate or complete, or (b) if the Vendor had complied fully with and observed all covenants and agreements on the part of the Vendor contained herein; and

(b) all actions, suits, judgments, costs and expenses incident to any of the foregoing.

(c) all diminution in the value of Assets caused by the termination of affiliate accounts which would not have occurred without the purchase of the Assets by the Purchaser, except those affiliate

accounts specifically excluded herein from the Assets; said affiliate accounts and 2006 revenues are to be set out in Schedule 2 by the Vendor.

(d) Indemnities shall be limited to the cash paid by the Purchaser and received by the Vendor in respect of the Purchase Price in Section 4 and are contingent upon Purchaser meeting all payment obligations under Sections 4 and 11.

(e) The Purchaser shall give prompt notice to the Vendor of any claim made against it for which indemnity may be sought and shall consult with them respecting the appropriate response thereto or defence thereof.

18 No Copies

Vendor will not retain any copies of the website after closing and will relinquish all rights and interests in sites and code at closing, except as provided herein. Further, vendor warrants that all passwords and other access rights will be transferred, and that there are no 'back-door' access routes into the sites or their related administrative programmes.

19 Site Audit

Prior to closing, vendor will allow purchaser's technical adviser to conduct a full site audit encompassing all source code and administrative systems

20 RESTRICTIONS ON BUSINESS

20.1 The Vendor acknowledges that the goodwill of the businesses of the Vendor is an integral component of the Assets, for which the Purchaser is paying valuable consideration. In consideration therefor,

(a)The Vendor shall not at any time prior to Closing Time or thereafter, howsoever occasioned, disclose any of the private affairs or any secrets of or any information relating to the business of the Vendor or acquired after Closing Time and related to the business of the Purchaser, to any unauthorized person;

(b) The Vendor will not prior to the Closing Time or thereafter howsoever occasioned, directly or indirectly disclose to any person, firm or corporation, the name, address or requirements of any customer of the Vendor at any time prior to the Closing Time and will not divulge any other information relating to any such customer that he has or shall have acquired prior to the Closing Time or thereafter, unless instructed to do so by the Purchaser;

© Except as the Purchaser may otherwise agree to in writing, the Vendor shall not at any time within eighteen months after the Closing Time for any reason, either individually or in partnership or joint venture or in conjunction with any person or persons, firm, association, syndicate, company or corporation as principal, agent, shareholder or in any other manner whatsoever carry on or be engaged in or concerned with or

interested in any business or undertaking competitive with or similar to the business carried on by the Vendor at the date hereof, provided that the Purchaser is current with all payment obligations under Sections 4 and 11 herein. Notwithstanding the foregoing, Purchaser acknowledges that the Vendor is part owner of similar websites known as chicksnchips.com and holdemback.com, and the Vendor covenants that he will not be involved in management of these websites in any way subsequent to the Closing Time. Purchaser further acknowledges that Vendor is the owner of an online bingo playing site known as furrybingo.com, and does not consider this site's business to be in competition with the Websites in its present use as an "operator site"; and

(d)The Vendor shall not at any time within a period of eighteen months from the Closing Time for his own account or for any other person, firm or company, interfere with or endeavour to entice away from the Purchaser or any subsidiary or parent of the Purchaser any person who at any time prior to the Closing Time or thereafter was an employee or subcontractor of the Vendor, the Purchaser or any subsidiary or parent of the Purchaser, nor induce or attempt to induce any person, firm or corporation that direct or referred any customers to the Purchaser or any parent or subsidiary of the Purchaser to direct or refer customers to any other person, firm, company or corporation, subject to the Purchaser being current on all payment obligations under Sections 4 and 11 herein.

20.2 Purchaser agrees to provide Vendor with a copy of any news release announcing this Agreement 24 hours prior to publication for review and comment, and further agrees to omit Devendra Damani's name from any such announcement.

21 GENERAL

21.1 The Assets will be at the risk of the Vendor up to the Closing Time and at the risk of the Purchaser thereafter.

21.2 Each party will at all times hereafter execute and deliver all such documents as may reasonably be required and do all such further acts and things as may be required to give effect to its obligations and the rights of the other parties arising under the Agreement.

10.2 1.3 This Agreement is to be interpreted and the obligations of the parties hereunder are to be determined in accordance with the laws prevailing in British Columbia.

21.4 Any action taken and award made hereunder by an Arbitrator shall be made in accordance with, and with the same effect as an award under, the Commercial Arbitration Act of British Columbia, and in the discharge of his duties hereunder the Arbitrator shall perform his duties without unreasonable delay, and shall have all the powers of an Arbitrator under that Act. Purchaser shall make reasonable efforts to arrange for hearings with an Arbitrator to be held in videoconference with the Vendor.

21.5 Any notice required or permitted to be given hereunder shall be in writing or be facsimile transmitted by scanned email, telegram or telecopier, and delivery shall be effected by hand delivery or by transmittal by scanned email, telegram or telecopier. Any such notice shall be deemed to have been given on the day of delivery if hand delivered, and on the business day (in the locality of the recipient) following the transmittal thereof if sent by scanned email, telegram or telecopier. Any party hereto may change its address by notice to the others of the parties given in the manner herein provided.

21.6 Time is of the essence of this Agreement and neither the granting of an extension of time by any party nor the failure by any party to insist upon timely performance by the others will be deemed to constitute or imply a waiver of this stipulation.

21.7 This Agreement and the respective representatives, warranties and covenants contained herein shall survive the amalgamation of any party and shall enure to the benefit of and be binding upon the respective heirs, executors, successors, and assigns or the parties hereto.

21.8 The covenants, representations and warranties of the Vendor herein or in any document delivered in connection with the transactions contemplated hereby shall not merge but shall survive the completion of the purchase and sale herein contemplated and any reorganization, amalgamation, sale or transfer of any of the parties hereto.

21.9 If any term, covenant or condition of this Agreement or the application thereof to any person or circumstance shall, to any extent, be held to be invalid or unenforceable, the remainder of this Agreement or the application of such term, covenant or condition to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be effected thereby and each term, covenant and condition of this Agreement shall be valid and enforced to the fullest extent permitted by the law.

IN WITNESS WHEREOF this Agreement has been executed as of the day and year first above written.

For the Vendor:

[signature] 2/5/07

Devendra Damani

For the Purchaser:

MAY 02, 2007

David Hallonquist

Schedule 1

Lease agreements.

There no lease agreements or obligations in place.

Schedule 2

Listing of all Affiliate accounts

£

2006 Booked Revenues

1 Casinoblaster	Casino	22,464
2 Ladbrokes	Sports	19,702
3 VCBet	Sports	16,891
4 Bet365	Sports	14,301
5 totesport	Sports	8,327
6 DoylesRoom	Poker	8,088
7 Partypoker	Poker	7,832
8 Hardway Investments	Casino	6,315
9 Rank	Sports	5,692
10 Betfair	Sports	5,606
11 888	Casino	5,562
12 Stan James	Sports	4,276
13 Empire Online	Casino	4,147
14 Pokerroom	Poker	3,896
15 Full Tilt Poker	Poker	3,480
16 LittlewoodsCasino	Casino	2,787
17 Will Hill	Sports	2,674
18 Bodog	Sports	2,658

19	Income Access (UB /JPJ)	Poker	1,882
20	Casinopays	Casino	1,737
21	Sporting Index	Sports	1,682
22	Paddypower	Sports	1,668
23	paradise poker	Poker	1,607
24	Intercasino	casino	1,597
25	Hardway Investments	Casino	1,582
26	Hollywood Poker	Poker	1,241
27	BAW Int	Sports	1,120
28	BAW Int	Sports	967
29	Pokerstars	Poker	923
30	Pinnacle	Sports	758
31	Selbourne	Casino	520
32	Sporting odds	Sports	506
33	Wagershare	Casino	499
34	Interest	Interest	353
35	Absolutepoker	Poker	294
36	Purple Lounge	Poker	289
37	Poker Pro	poker	265
38	United	Poker	256
39	Betfair Poker	Poker	184
40	TC Advertising	Poker	102
	Other	Rounding errors	3
			164,735

Note: Poker Pro and TC Advertising no longer active.